

12062720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67939

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **7/1/11** (mm/dd/yy) AND ENDING **6/30/12** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Exos Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Ashley Court
(No. and Street)

Park City	**Utah**	**84060**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Dullanty **415-385-1949**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name -- if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **James Dullanty**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Exos Securities, LLC**, as **June 30, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of Utah,
County of Summit.

Subscribed and sworn to before me this 20 day of August (month), 2012 (year)
by James Dullanty

Signature

Managing Member
Title


TIMOTHY NIELSEN
Notary Public
State of Utah
Comm. No. 611929
My Comm. Expires Aug 22, 2015

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Exos Securities, LLC

Financial Statements
and Independent Auditor's Report

June 30, 2012

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Exos Securities, LLC

Financial Statements
and Independent Auditor's Report

June 30, 2012

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Exos Securities, LLC

June 30, 2012

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Member
Exos Securities, LLC
Park City, Utah

We have audited the accompanying statement of financial condition of Exos Securities, LLC, (the "Company") as of June 30, 2012, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Exos Securities, LLC as of June 30, 2012, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



August 17, 2012

Exos Securities, LLC

Statement of Financial Condition

June 30, 2012

Assets		
Cash and cash equivalents	$	21,472
Prepaid expenses		3,022
Total Assets	$	24,494
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	14,315
Total Liabilities		14,315
Total Member's Equity		10,179
Total Liabilities and Member's Equity	$	24,494

See independent auditor's report and accompanying notes.

Exos Securities, LLC

Statement of Income (Loss)

For the Year Ended June 30, 2012

Revenue		
Service revenue	$	26,427
Commissions and related fees		31,657
Debit interest income		17,174
Other income		5,912
Total Revenue		81,170
Expenses		
Clearing fees		78,045
Professional fees		8,500
Regulatory fees		6,257
Other operating expenses		512
Total Expenses		93,314
Net Income (Loss)	$	(12,144)

See independent auditor's report and accompanying notes.

Exos Securities, LLC

Statement of Changes in Member's Equity

For the Year Ended June 30, 2012

June 30, 2011	$	105,823
Contributions		10,000
Distributions		(93,500)
Net income (loss)		(12,144)
June 30, 2012	$	10,179

See independent auditor's report and accompanying notes.

Exos Securities, LLC

Statement of Cash Flows

For the Year Ended June 30, 2012

Cash from Operating Activities		
Net income (loss)	$	(12,144)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Increase) decrease in:		
Deposit with clearing broker		50,000
Accounts receivable		5,831
Prepaid expenses		9
Increase (decrease) in:		
Accounts payable		6,104
Due to clearing broker		(291)
Net Cash Provided by Operating Activities		49,509
Cash Flows from Financing Activities		
Contributions		10,000
Distributions		(93,500)
Net Cash Used by Financing Activities		(83,500)
Net Decrease in Cash and Cash Equivalents		(33,991)
Cash and cash equivalents at beginning of period		55,463
Cash and Cash Equivalents at End of Period	$	21,472
Supplemental Data:		
Interest paid	$	396

See independent auditor's report and accompanying notes.

Exos Securities, LLC

Notes to the Financial Statements

June 30, 2012

1. Organization

Exos Securities, LLC (the "Company") was organized as a Delaware limited liability company on June 2, 2008. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulation Authority. The Company is a wholly owned subsidiary of Exos Advisors, LLC ("Advisors"). The Company provided general securities brokerage services to Advisors through October 2011 when Advisors ceased operations.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash equivalents exclude cash held as collateral for any corporate obligation. Cash equivalents and short-term investments are stated at cost which approximates market value.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Commissions and Related Fees
Commissions and related fees are related to securities transactions and are recorded on a trade date basis.

Service Revenue
Service revenue was earned from providing broker dealer services to the Company's sole member. Per the service agreement with the member, revenue was based on monthly broker dealer expenses plus a two percent mark-up. Revenue was recognized when earned. The Company stopped collecting payment on service revenue in September 2011.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for income taxes is included in these financial statements.

3. Related Party Transactions

Advisors provides office space and pays most overhead expenses for the Company. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

Advisors paid the Company $26,427 in service revenue during the year ended June 30, 2012.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2012, the Company's net capital was $7,157 which exceeded the requirement by $2,157.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

6. Discontinued Operations

During 2011, the Company decided to discontinue its operations. Operations for the broker dealer were terminated at the end of October 2011 but the Company continued to meet its regulatory obligations in order to maintain its broker dealer membership. The broker dealer membership was offered for sale effective November 1, 2011. On July 25, 2012, the Company and Advisors entered into an agreement where it will sell one hundred percent of its outstanding membership interests in the Company. Proceeds from sale are expected to total $80,000 plus the Company's assets net of liabilities as of the closing date.

7. Subsequent Events

The Company has evaluated subsequent events through August 17, 2012, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Exos Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2012

Net Capital		
Total member's equity	$	10,179
Less: Non-allowable assets		
Prepaid expenses		3,022
Total non-allowable assets		3,022
Net Capital		7,157
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $14,315 or $5,000 whichever is greater		5,000
Excess Net Capital	$	2,157

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of June 30, 2012)

Net Capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2012	$	16,483
Decrease in member's equity		(6,304)
Increase in non-allowable assets		(3,022)
Net Capital Per Above Computation	$	7,157

See independent auditor's report and accompanying notes.

Exos Securities, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Pershing LLC or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended June 30, 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member
Exos Securities, LLC
Park City, Utah

In planning and performing our audit of the financial statements and supplemental schedules of Exos Securities, LLC (the "Company"), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



August 17, 2012